BRAZIL MINERALS, INC.

1443 E Washington Blvd, Suite 278

Pasadena, CA 91104

June 10, 2021

By EDGAR

Karina Dorin, Esq.

Office of Energy & Transportation

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

Re: Acceleration Request

Brazil Minerals, Inc. (“Company”)

Registration Statement on Form S-1

File No. 333-256767 (“Registration Statement”)

Dear Ms. Dorin:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 a.m. on June 14, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marc Fogassa

Marc Fogassa

Chairman & CEO

Brazil Minerals, Inc.

cc: Anthony Panek, Esq.